SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Big Sky Industries III, Inc.
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(Name of Issuer)

Common Stock, $0.001 par value
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(Title of Class of Securities)

None
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(CUSIP Number)

David M. Bovi, Esquire
David M. Bovi, P.A.
319 Clematis Street, Suite 812
West Palm Beach, Florida 33401
(561) 655-0665
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(Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications)

February 10, 2001
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(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d.-1(g), check the following box [   ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.    None
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1)  Names  of Reporting  Persons/ I.R.S.  Identification  Nos.  of Above
Persons (entities only):

	Ramon Chimelis
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

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3)  SEC  Use  Only

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4)  Sources  of  Funds  (See  Instructions):     PF

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)

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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:      1,000,000
Shares Bene-
ficially           (8)  Shared Voting Power           -0-
Owned by
Each Report-       (9)  Sole Dispositive Power: 1,000,000
ing Person
With              (10) Shared Dispositive Power     -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
1,000,000

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

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13)  Percent  of Class  Represented  by  Amount  in Row  (11): 95.23%

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14)  Type  of  Reporting  Person  (See  Instructions):   IN
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Item 1. Security and Issuer

     This statement relates to the common stock, $0.001 par value ("Common Stock") of Big Sky Industries III, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 211 Shell Point West, Maitland, Florida 32751.

Item 2.  Identity and Background

     This statement is filed by Ramon Chimelis, an individual.   Mr.
Chimelis' principal occupation is that of officer and director of Design Pallet, Inc., a privately held pallet company. Mr. Chimelis' business address is 211 Shell Point West, Maitland, Florida 32751.

     During the last five (5) years, Mr. Chimelis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five (5) years, Mr. Chimelis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Mr. Chimelis is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     On January 31, 2000, Ramon Chimelis organized the Issuer as the sole officer and director of the Issuer. At that time Mr. Chimelis received 1,000,000 shares of Common Stock, in exchange for total consideration in the amount of $1,000 consisting of money paid, labor done and necessary to the Issuer, or property actually received and valued by the board of directors of the Issuer. The source of the cash was from Mr. Chimelis' personal funds.

Item 4.  Purpose of Transaction

     The purpose of the transaction was to incorporate the Issuer and grant control of the Issuer to Mr. Chimelis. Mr. Chimelis' 1,000,000 shares of Common Stock is part of his investment portfolio. Mr. Chimelis, as the sole officer and director of the Issuer is seeking candidates for merger with or acquisition by the Issuer.

     Mr. Chimelis reserves the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     j.     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     As of February 10, 2001, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

     The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

     No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

A.	Consent to Action Taken in Lieu of Organization Meeting of Big Sky
Industries III, Inc. Dated January 31, 2000.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2001


/s/ Ramon Chimelis
	Ramon Chimelis





[EXHIBIT A]

CONSENT TO ACTION TAKEN IN LIEU OF ORGANIZATION MEETING

of

BIG SKY INDUSTRIES III, INC.

     The undersigned being the incorporator of the corporation hereby consent to and ratify the action taken to organize the corporation as hereafter stated:

     The Certificate of Incorporation filed on January 31, 2000 with the Secretary of State of Florida was approved and inserted in the record book of the corporation.

     The person whose name appear below was appointed interim director of the corporation to serve until his successors are appointed or elected and shall qualify:

     Ramon Chimelis

     The persons whose names appear below were appointed interim officers of the corporation to serve until their successors are appointed or elected and shall qualify:

     President:		Ramon Chimelis
     Secretary:		Ramon Chimelis
     Treasurer:		Ramon Chimelis

     The corporation's incorporator relinquishes to the corporation's initial board of directors any and all powers incidental to acting as such incorporator.

     By-laws regulating the conduct of the business and affairs of the corporation were adopted and inserted in the record book.

     The seal, an impression of which appears in the margin of this consent was adopted as the corporate seal of the corporation, and the specimen of certificates for shares in the form exhibited and inserted in the record book was adopted as the corporate stock certificate.

     The director was authorized to issue the capital stock of the corporation at such times and in such amounts as he shall determine, and to accept in payment thereof cash, labor done, personal property, real property or leases thereof, or such other property as the board may deem necessary for the business of the corporation.

     The director authorized the issuance of 1,000,000 shares of the corporation's capital stock to Ramon Chimelis in exchange for $1,000.00 cash.

     The treasurer was authorized to open a bank account with Bank of America located in Orlando, Florida.

     The president was authorized to designate (i) the principal office of the corporation in the State of Florida as the office for service of process on the corporation within the State of Florida, and (ii) to designate such further agents for service of process within or without this state as is in the best interests of the corporation. The president was further authorized to execute any and all certificates or documents to implement the above.

							Stockholder


							_/s/Ramon Chimelis____
							Ramon Chimelis


							DAVID M. BOVI, P.A.,
							Incorporator


							By:_/s/ David M. Bovi,
							     David M. Bovi, President


Dated: January 31, 2000

	A true copy of each of the following papers referred to in the foregoing consent is appended hereto.

Certificate of Incorporation
By-Laws